UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2020

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K and exhibits 99.1, 99.2 and 99.3 and the text under the heading “Financial Results”, the accompanying interim condensed consolidated financial statements and “Forward Looking Statements” of the press release attached as Exhibit 99.4 to this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-236064, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 1, 2020, Can-Fite BioPharma Ltd. (the” Company”) re-issued its consolidated financial statements for the year ended December 31, 2019 as a result of the Company’s change in accounting method from International Financial Reporting Standards, as issued by the International Accounting Standards Board, to generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The consolidated financial statements attached hereto were prepared in accordance with U.S. GAAP. Such financial statements and accompanying Selected Financial Data and Operating and Financial Review and Prospects attached hereto replace the consolidated financial statements and the Selected Financial Data and Operating and Financial Review and Prospects included in the Company’s Annual Report on Form 20-F filed with the SEC on March 27, 2020.

In addition, on June 1, 2020, the Company issued a press release announcing that it reported financial results for the three months ended March 31, 2020 and provided clinical and corporate updates. A copy of this press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Consolidated Financial Statements as of December 31, 2019.

99.2	Selected Financial Data and Operating and Financial Review and Prospects as of December 31, 2019.

99.3	Consent of Independent Registered Accounting Firm.

99.4	Press release dated June 1, 2020

Exhibit Index

Exhibit No.	Description

99.1	Consolidated Financial Statements as of December 31, 2019.

99.2	Selected Financial Data and Operating and Financial Review and Prospects as of December 31, 2019.

99.3	Consent of Independent Registered Accounting Firm.

99.4	Press release dated June 1, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2020	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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